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                                                                 Exhibit (a)(71)

Speaker: Shareholders of Endesa!

Now you can decide!

Duke Energy International will purchase 60% of Endesa shares at Ch$275 per share.

This is the best offer for Endesa shareholders, because they will be able to sell almost 100% of the shares they tender.

Take advantage of this great opportunity!

The offices of Banchile will be open during this weekend, from 09:00 to 18:00 hours at Moneda 877 and Agustinas 979 in Santiago; Prat 877, in Valparaiso and Lincoyan 475, Concepcion.

Remember: there is time only until Tuesday April 20 at 12:00 hours in Santiago and until Monday 19 at 14:00 in Regions, to make effective your sale decision.

For further information call Banchile at 800 20 28 20